SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of December 2002 Commission File Number 1-8481
                                -----------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F                          Form 40-F     X
                    -----------                         -----------


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                No     X
              -----------                       -----------


   If  "Yes"  is  marked,  indicate  below  the  file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b): 82-           .
                                                 -----------


This Form 6-K/A for the month of December 2002 is being filed to amend and restate the legends appearing on the cover page of BCE Inc.'s Form 6-k dated December 9, 2002 (concerning the filing by BCE Inc. of a Material Change Report dated December 9, 2002) and BCE Inc.'s Form 6-K dated December 12, 2002 (concerning the filing by BCE Inc. of a Material Change Report dated December 12, 2002) in order to specifically incorporate such Forms 6-K (and the attached Material Change Reports) into the registration statements of BCE Inc. listed below. Accordingly, the Form 6-Ks originally filed as amended by this Form 6-K/A are incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K/A and, therefore, is not filed with the Securities and Exchange Commission.

                             MATERIAL CHANGE REPORT

                   Section 146 of the Securities Act (Alberta)
               Section 85 of the Securities Act (British Columbia)
              Section 76 of The Securities Act, 1990 (Newfoundland)
                 Section 81 of the Securities Act (Nova Scotia)
                   Section 75 of the Securities Act (Ontario)
                 Section 84 of The Securities Act (Saskatchewan)



Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Inc. ("BCE"), the head office of which is located at 1000, de La Gauchetiere Ouest, bureau 3700, Montreal, Quebec, H3B 4Y7.

Item 2 - Date of Material Change

November 29, 2002.

Item 3 - Press Release

A press release announcing the material change was issued by BCE on November 29, 2002 in Montreal, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 - Summary of Material Change

On November 29, 2002, BCE announced the closing of the previously announced sale of the directories business carried on by certain affiliates of Bell Canada for $3 billion cash (subject to post-closing adjustment for working capital) to an entity (the "Purchaser") ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. ("KKR") and the Ontario Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan Board ("Teachers") (see BCE's Material Change Report dated September 23, 2002). The sale included 209 print White Pages and Yellow Pages directories in Ontario and Quebec, the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories, and Bell ActiMedia Inc.'s 12.86 % interest in the Aliant ActiMedia general partnership.

Following the sale, approximately $1.1 billion of the net proceeds were lent to BCE, which BCE used to pay part of the acquisition price of SBC Communications Inc.'s ("SBC") remaining indirect interest in Bell Canada. BCE expects to repay the $1.1 billion loan out of future distributions to be made by a partnership to be owned approximately 48% by BCE and 52% by a wholly owned subsidiary of Bell Canada. The remaining net proceeds of the sale are anticipated to be used by Bell Canada for debt reduction and general corporate purposes.

In connection with the sale, a wholly owned subsidiary of Bell Canada invested approximately $91 million to acquire an approximate 10% indirect equity interest in the post-sale directories business.

Item 5 - Full Description of Material Change

On November 29, 2002, BCE announced the closing of the previously announced sale of the directories business carried on by certain affiliates of Bell Canada for $3 billion cash (subject to post-closing adjustment for working capital) to an entity ultimately controlled by KKR and Teachers (the "Sale Transaction"). The sale included the print directories business (the "Print Directories Business") previously carried on by Bell Canada's wholly owned subsidiary, Bell ActiMedia Inc. ("Bell ActiMedia"), including 209 print White Pages and Yellow Pages directories in Ontario and Quebec and Bell ActiMedia's 12.86 % interest in the Aliant ActiMedia general partnership. The sale also included the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories (the "Electronic Directories Business") managed and operated by Sympatico Inc. ("Sympatico").

In connection with the sale, Bell Canada entered into certain transitional and long-term operating agreements relating to the Print Directories Business, as previously disclosed in BCE's Material Change Report dated September 23, 2002. Sympatico and Bell Canada also entered into certain Internet website linking and operational agreements relating to the electronic directories.

Prior to the closing of the Sale Transaction, BCE, Bell Canada and certain of their affiliates completed a corporate reorganization. This reorganization included the transfer by Bell ActiMedia of the Print Directories Business at fair market value to a partnership (the "Partnership") formed by Bell ActiMedia and BCE. BCE agreed, subject to regulatory approval, to transfer to the Partnership at fair market value its limited partnership interest in Bell ExpressVu LP, as well as certain debt receivables and cash. Upon completion of the foregoing transfers, BCE will hold an approximate 48% capital interest in the Partnership and Bell ActiMedia will hold an approximate 52% capital interest. On November 29, 2002, the Partnership transferred the Print Directories Business and the Electronic Directories Business to the Purchaser.

Following the Sale Transaction, the Partnership loaned approximately $1.1 billion of the sale proceeds indirectly to BCE. BCE used the amount advanced to pay part of the acquisition price of SBC Communications' minority interest in Bell Canada.

The Partnership is expected to distribute the approximately $2.9 billion net proceeds of the Sale Transaction to the partners in proportion to their respective capital interests. It is anticipated that BCE will use $1.1 billion of the distributed proceeds to repay its $1.1 billion indirect loan from the Partnership and that the balance of the distributed proceeds will be reinvested in Bell Canada.

In connection with the sale, a wholly owned subsidiary of Bell Canada invested approximately $91 million to acquire an approximate 10% indirect equity interest in the post-sale directories business.

In 2001 and for the first nine months of 2002, the Print Directories Business had $569 million and $438 million of revenues, $309 million and $246 million of EBITDA1 and $163 million and $148 million of net earnings, respectively.

In 2001 and for the first nine months of 2002, Bell ExpressVu had $474 million and $462 million of revenues and ($192 million) and ($104 million) of EBITDA, respectively. As at September 30, 2002, Bell ExpressVu's assets and liabilities were $1,048 million and $506 million, respectively.

Item 6 - Reliance/Confidential

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

Siim A. Vanaselja
Chief Financial Officer
(514) 870-8282

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


DATED at Montreal this 9th day of December, 2002.

BCE Inc.






      (signed) Siim A. Vanaselja
By:   Siim A. Vanaselja
      Chief Financial Officer


--------
1 EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cashflows from operating activities.

News Release

For immediate release


                 BCE closes the Sale of its Directories business


Montreal (Quebec), November 29, 2002 -- BCE Inc. today announced the closing of the sale of its Bell Canada directories business for Cdn $3 billion in cash to Kohlberg Kravis Roberts & Co (KKR) and the Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan.

Approximately Cdn $1.1 billion of cash from the sale of the directories business will flow to BCE for value including the transfer to Bell Canada, subject to regulatory approval, of a controlling interest in Bell ExpressVu. These cash proceeds will be used by BCE to pay for part of the acquisition price of SBC Communications' minority interest in Bell Canada. The remainder of the net proceeds of sale will be used by Bell Canada to further strengthen its balance sheet.

With the completion of this transaction, KKR now owns approximately 60 per cent of the new company holding the directories business, Teachers' Merchant Bank owns approximately 30 per cent, and Bell Canada owns the remaining approximately 10 per cent.

About BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --


For further information:

Nick Kaminaris                                            George Walker
Communications                                            Investor Relations
(514) 786-3908                                            (514) 870-2488
Web site: WWW.BCE.CA

                             MATERIAL CHANGE REPORT

                   Section 146 of the Securities Act (Alberta)
               Section 85 of the Securities Act (British Columbia)
              Section 76 of The Securities Act, 1990 (Newfoundland)
                 Section 81 of the Securities Act (Nova Scotia)
                   Section 75 of the Securities Act (Ontario)
              Section 84 of The Securities Act, 1988 (Saskatchewan)


Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Inc. ("BCE"), the head office of which is located at 1000 de La gauchetiere West, Suite 3700, Montreal, Quebec, H3B 4Y7.

Item 2 - Date of Material Change

December 2, 2002

Item 3 - Press Release

A press release announcing the material change was issued by BCE on December 2, 2002 in Montreal, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 - Summary of Material Change

On December 2, 2002, BCE announced that it had completed the purchase of an approximate 16% interest in Bell Canada from an affiliate of SBC Communications Inc. ("SBC") for CDN$4.99 billion.

Item  5 - Full Description of Material Change

On December 2, 2002, BCE announced that it had completed the purchase of an approximate 16% indirect interest in Bell Canada (the "Remaining Interest") from an affiliate of SBC for CDN$4.99 billion. The purchase resulted from the exercise by BCE on November 11, 2002 of an option granted by Ameritech Canada Business Trust ("Ameritech Trust"), an affiliate of SBC, to BCE in respect of the Remaining Interest. With the closing of this transaction, BCE now indirectly owns 100% of Bell Canada's outstanding common shares.

BCE issued CDN$250 million of BCE common shares to Ameritech Trust on December 2, 2002 as partial consideration for the CDN$4.99 billion purchase price. BCE raised the funds required for the payment of the balance of the purchase price of CDN$4.74 billion from proceeds resulting from the recently completed public issuance by BCE of common shares and debt securities and the sale of Bell Canada's directories business.

Item 6 - Reliance/Confidential

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

Martine Turcotte
Chief Legal Officer
(514) 870-4637

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.



DATED at Montreal, Quebec this 12th day of December, 2002

BCE INC.
by       (signed) Martine Turcotte
         ----------------------------------------------------
         Name:      Martine Turcotte
         Title:     Chief Legal Officer

News Release

For Immediate Release

              BCE COMPLETES PURCHASE OF 100 PER CENT OF BELL CANADA

Montreal (Quebec), December 2, 2002 -- BCE Inc. (NYSE, TSX: BCE) today announced that it has completed the purchase of approximately 16 per cent in Bell Canada from an affiliate of SBC Communications Inc. of San Antonio, Texas (SBC) for Cdn $4.99 billion.

"With 100% ownership of Bell Canada, we can clearly focus on our future, fully in control of our key asset," said Michael Sabia, President and CEO of BCE Inc. "That focus will be on simplifying Bell Canada, driving productivity gains and continuing to strengthen our balance sheet."

BCE raised the funds required for the payment of the Cdn $4.99 billion from proceeds resulting from the recently completed public issuance by BCE of common shares and debt securities, the sale of Bell Canada's directories business, and the issuance today of Cdn $250 million of BCE common shares to an affiliate of SBC.

"The success of the initiatives we took to finance the repurchase of Bell speaks to the overall strength of the company, and its prospects for the future," concluded Mr. Sabia.

About BCE
BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand.BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --

For further information:
Nick Kaminaris                               George Walker
Communications                               Investor Relations
(514)786-3908                                (514) 870-2488
Web site: WWW.BCE.CA

                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                BCE Inc.



                                      (Signed Michael T. Boychuk)
                          -----------------------------------------------------

                                           Michael T. Boychuk
                             Senior Vice-President and Corporate Treasurer





                                         Date: December 23, 2002